Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

Email: crocker.coulson@ccgir.com

WSP Holdings Announces Fourth Quarter and Full Year 2010 Results

Wuxi, China, May 26, 2011 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

Fourth Quarter 2010 Highlights

(Comparison with the third quarter of 2010 and the fourth quarter of 2009)

	Q4 2010	Q3 2010	Q-o-Q	Q4 2009	Y-o-Y
Net revenues ($ million)	138.5	137.0	1.1%	149.7	–7.5%
Gross (loss) profit ($ million)	(0.8)	10.5	—	2.3	—
Gross margin (% of net revenues)	(0.5)%	7.7%	—	1.5%	—
Loss from operations ($ million)	(46.4)	(21.1)	–120.3%	(16.2)	–185.9%
Net loss attributable to WSP Holdings Limited ($ million)	(52.4)	(26.8)	–95.3%	(15.5)	–238.7%
Loss per ADS ($)	(0.51)	(0.26)	–96.2%	(0.15)	–240.0%

"In the fourth quarter, we saw a modest increase in total revenue from the third quarter of 2010, driven primarily by sales in the domestic market.  Demand for API products was strong, as reflected in the 51.9% quarter-over-quarter increase in sales volume. While selling prices for API products declined slightly quarter-over-quarter, we saw meaningful increases in selling prices for our non-API products," commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. “Export sales declined mainly due to lower sales volume.  However, we are encouraged by our recent success in securing additional contract wins worth a total of approximately $91.8 million to sell our API and non-API products to Venezuela which represents our increased penetration into the South American market.  We expect to see a further improvement in our performance in the coming years, as global demand for oil continues to rise on the back of the worldwide economic recovery."

Financial Results

Fourth Quarter 2010 Financial Results

(Comparison with the third quarter of 2010 and the fourth quarter of 2009)

Net revenues ($ million)	Q4 2010	Q3 2010	Q-o-Q	Q4 2009	Y-o-Y
API	81.9	60.1	36.2%	93.9	–12.8%
Non-API	23.9	27.3	–12.5%	22.9	4.3%
Others	32.7	49.6	–33.9%	32.9	–0.7%
Total	138.5	137.0	1.1%	149.7	–7.5%
Domestic	87.2	82.4	5.9%	88.6	–1.6%
Export	51.3	54.6	–6.1%	61.1	–16.1%

Sales volume (tonnes)	Q4 2010	Q3 2010	Q-o-Q	Q4 2009	Y-o-Y
API	80,350	52,907	51.9%	93,114	–13.7%
Non-API	10,879	16,562	–34.3%	11,514	–5.5%
Others	51,530	196,378	–73.8%	190,418	–72.9%
Total	142,759	265,847	–46.3%	295,046	–51.6%
Domestic	108,664	224,563	–51.6%	262,961	–58.7%
Export	34,095	41,284	–17.4%	32,085	6.3%

WSP Holdings reported slightly higher revenues of $138.5 million in the fourth quarter of 2010 compared to $137.0 million in the third quarter of 2010 due to an increase in revenues generated from domestic sales. Domestic sales and international sales accounted for 63.0% and 37.0%, respectively, of total revenues for the fourth quarter of 2010.

On a quarter-over-quarter basis, domestic sales increased due to a 118.8% increase in average selling prices, offset by a 51.6% decrease in domestic sales volume. This was mainly due to sales of iron ore pellets in the third quarter of 2010. Excluding sales of iron ore pellets in the third quarter of 2010, domestic average selling prices would have decreased by 14.7% and domestic sales volume would have increased by 102.5%. The quarter-over-quarter decrease in export sales was due to a 17.4% decrease in export sales volume, offset by a 13.7% increase in average selling prices.

On a year-over-year basis, domestic sales decreased 1.6% due to a 58.7% decrease in domestic sales volume, offset by a 138.3% increase in average selling prices. This was mainly due to sales of iron ore pellets in the fourth quarter of 2009. Excluding sales of iron ore pellets in the in the fourth quarter of 2009, domestic sales volume and average selling prices would have increased by 14.4% and 11.1%, respectively. The year-over-year decrease in export sales was due to a 21.1% decrease in average selling prices, offset by a 6.3% increase in international sales volume.

API and non-API product sales accounted for 59.1% and 17.3%, respectively, of total revenues in the fourth quarter of 2010. Higher quarter-over-quarter sales revenues from API sales were primarily due to a 51.9% increase in sales volume, offset by a 10.3% decrease in average selling prices. Non-API sales revenues decreased quarter-over-quarter due to a 34.3% decrease in sales volume, offset by a 33.3% increase in average selling prices. Sales of other products decreased 33.9% quarter-over-quarter mainly due to the sales of iron ore pellets in the third quarter of 2010.

API sales revenues decreased year-over-year primarily due to a 13.7% decrease in sales volume, offset by a 1.1% increase in average selling prices. Non-API sales increased year-over-year primarily due to a 10.4% increase in average selling prices, offset by a 5.5% decrease in sales volume.

Gross margin in the fourth quarter of 2010 was negative 0.5%, compared to 1.5% in the fourth quarter of 2009 and 7.7% in the third quarter of 2010. Lower year-over-year gross margin was primarily due to higher cost of revenues mainly attributable to a provision for inventory writedown in the fourth quarter of 2010.

Operating expenses in the fourth quarter of 2010 were $45.6 million, up 146.5% from $18.5 million in the fourth quarter of 2009 and up 44.6% from $31.6 million in the third quarter of 2010. Selling and marketing expenses were $7.0 million, compared to $5.9 million in the fourth quarter of 2009 and $7.4 million in the third quarter of 2010. General and administrative expenses were $40.1 million, compared to $13.1 million in the fourth quarter of 2009 and $22.9 million in the third quarter of 2010. Both year-over-year and quarter-over-quarter increases in general and administrative expenses were primarily due to an impairment loss of $17.1 million recognized for certain long-lived assets and a legal settlement charge of $7.8 million in the fourth quarter of 2010.

Loss from operations was $46.4 million in the fourth quarter of 2010, compared to loss from operations of $16.2 million and $21.1 million in the fourth quarter of 2009 and the third quarter of 2010, respectively.

Net interest expense was $7.2 million in the fourth quarter of 2010, compared to $4.7 million in the fourth quarter of 2009 and $7.1 million in the third quarter of 2010. Higher year-over-year net interest expense was mainly attributable to an increase in borrowings, and partially due to a reduction in the capitalization of interest expense with the completion of certain construction projects.

The Company recorded an income tax expense of $8.3 million in the fourth quarter of 2010 due to provision of valuation allowance for deferred tax assets and an additional liability for uncertain tax positions, compared to income tax benefit of $3.8 million in the fourth quarter of 2009 and no income tax expense in the third quarter of 2010.

Net loss attributable to WSP Holdings Limited was $52.4 million in the fourth quarter of 2010, compared to net loss of $15.5 million and $26.8 million in the fourth quarter of 2009 and the third quarter of 2010, respectively.

Basic and diluted loss per ADS were both $0.51 in the fourth quarter of 2010, compared to basic and diluted loss per ADS of $0.15 and $0.26 for both in the fourth quarter of 2009 and in the third quarter of 2010, respectively.

Full Year 2010 Financial Results

Revenues for the full year 2010 were $470.5 million, down 18.5% from revenues of $577.0 million in 2009. Gross profit was $3.1 million in 2010, compared to gross profit of $80.4 million in 2009. Gross margin was 0.7% in 2010, compared to gross margin of 13.9% in 2009. Operating loss was $95.9 million in 2010, compared to operating income of $19.9 million in 2009. Net loss attributable to WSP Holdings was $118.3 million in 2010, compared to net income attributable to WSP Holdings of $4.2 million in 2009. Basic and diluted loss per ADS were both $1.16 for 2010, compared to basic and diluted earnings per ADS of $0.04 for both in 2009.

Financial Condition

As of December 31, 2010, the Company had cash and cash equivalents of $48.7 million, compared to $21.7 million as of September 30, 2010 and $133.3 million as of December 31, 2009. Restricted cash totaled $142.0 million as of December 31, 2010, compared to $154.5 million as of September 30, 2010 and $205.6 million as of December 31, 2009. The Company has been carefully monitoring its liquidity to ensure that its anticipated working capital needs over the next few quarters are met by renewing and seeking to increase the existing lines of credit while taking appropriate cost cutting measures.

Accounts receivable and inventory totaled $200.0 million and $240.7 million, respectively, as of December 31, 2010, compared to $204.9 million and $266.1 million, respectively, as of December 31, 2009. As of December 31, 2010, total assets were $1,331.1 million, total liabilities were $1,027.8 million and total equity was $303.2 million.

Capital expenditures incurred in 2010 were $161.0 million and were funded mainly through medium- and long-term bank loans. Management continues to evaluate and revise its capital expenditures plan and take steps to slow down and eliminate certain expansion plans in view of the current economic and capital conditions.

Update on New Production Facility

Houston OCTG Group, Inc. ("Houston Group")

The construction of Houston Group’s new heat treatment line with 100,000 tonnes of annual production capacity was completed and commenced trial production in the second quarter of 2011.  This facility will allow the Company to more easily serve customers in North, Central and South America.

Bazhou Seamless Oil Pipes Company Limited ("Bazhou Seamless")

The construction of Bazhou Seamless’s hot-rolling line with an annual production capacity of 500,000 tonnes was completed and commenced trial production in the second quarter of 2011.  This facility will serve the major oilfields in Xinjiang Autonomous Region, Central Asia and Russia.

WSP Pipe Company Limited ("WSP Pipe")

WSP Pipe, the Company's wholly-owned subsidiary in the Thai-Chinese Rayong Industrial Zone, Thailand, is currently building an OCTG pipe manufacturing and sales facility. The construction of the first of two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year is expected to be completed and commence trial production in the second quarter of 2011 while the second hot-rolling production line is expected to be completed by mid 2011.

Operational Environment and Business Outlook

In 2011, global oil prices have risen 25% to $114 a barrel at the end of April amidst the global economic uncertainty due to concerns that the prolonged political upheaval in North Africa and the Middle East may disrupt oil output in the OPEC nations. According to statistics from Baker Hughes, a top-tier oilfield service company, worldwide rig counts have been increasing. US rig counts reached 1,836 as of May 6, 2011, up from 1,492 as of May 5, 2010 while international rig counts reached 1,129 as of April 2011, up from 1,074 as of April 2010. The prolonged tensions in North Africa and the Middle East which led to the recent breakout of civil war in Libya have caused oil prices to continue trending upward. These global political developments may add further uncertainty to oil prices and lead to a higher demand for OCTG products due to an increase in global exploration and production activities amidst worries of a potential shortage in oil supply. On the whole, oil prices are expected to fluctuate in the near term due to escalating disruption to oil production in the OPEC nations before rising gradually in the longer term as global economic growth leads to higher global oil demand.

On the international front, WSP Holdings has been successful in its efforts to pursue new opportunities and broaden its customer base in South America in 2010. The Company believes that it could further broaden its customer base and secure more contract wins this year following its recent success in Venezuela towards the end of last year. The Company also believes there may be some improvement in its sales to North America in 2011 once its subsidiaries in Houston and Thailand complete their production facilities and commence commercial production.

On the domestic front, WSP Holdings continues to place main focus on customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products. The Company has applied for patents on its new series of non-API products and is currently in the process of launching these products for commercial use.

Following the recovery in shipments to both domestic and international markets towards the end of 2010, WSP Holdings began to see further improvement in its product selling prices in the beginning of 2011. The Company believes that it will show a further improvement in performance riding on the recovery of both sales volume and selling prices in 2011.

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on Thursday, May 26, 2011 to discuss its unaudited financial results for the fourth quarter of 2010. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 783 2138. International callers should call +1 857 350 1597. The conference pass code is 393 928 80. A replay of the conference call will be available from 12:00 a.m. ET on Thursday, May 26, 2011 to Thursday, June 09, 2011. To access the replay, call 888-286-8010. International callers should call 617-801-6888. The conference pass code is 331 183 52. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings' website: http://ir.wsphl.com/. To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://ir.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended December 31, 2010	3 Months Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2009

Net revenues	$ 138,484	$ 149,729	$ 470,465	$ 577,029
Cost of revenues	(139,245)	(147,446)	(467,400)	(496,656)
Gross (loss) profit	(761)	2,283	3,065	80,373

Selling and marketing expenses	(7,034)	(5,852)	(20,375)	(18,244)
General and administrative expenses	(40,163)	(13,084)	(84,063)	(44,798)
Other operating income	1,565	425	5,446	2,559
(Loss) income from operations	(46,393)	(16,228)	(95,927)	19,890

Interest income	459	1,042	3,440	5,962
Interest expenses	(7,699)	(5,717)	(29,483)	(22,988)
Other income	192	192	767	767
Exchange differences	(844)	120	(1,484)	218
(Loss) income before provision for income taxes	(54,285)	(20,591)	(122,687)	3,849
Provision for income taxes	(8,340)	3,818	(9,388)	(2,137)

Net (loss) income before earnings in equity investment	(62,625)	(16,773)	(132,075)	1,712
Earnings in equity investment	(63)	(23)	(211)	(105)
Net (loss) income	(62,688)	(16,796)	(132,286)	1,607
Net loss attributable to the non-controlling interests	10,268	1,319	13,989	2,568
Net (loss) income attributable to WSP Holdings Limited	$ (52,420)	$ (15,477)	$ (118,297)	$ 4,175

Weighted average ordinary shares used in computation of earnings per share:
Basic	204,375,226	205,789,800	204,771,144	205,789,800
Diluted	204,375,226	205,789,800	204,771,144	205,789,800

(Loss) earnings Per Ordinary Share
Basic	$ (0.26)	$ (0.08)	$ (0.58)	$ 0.02
Diluted	$ (0.26)	$ (0.08)	$ (0.58)	$ 0.02

(Loss) earnings Per ADS
Basic	$ (0.51)	$ (0.15)	$ (1.16)	$ 0.04
Diluted	$ (0.51)	$ (0.15)	$ (1.16)	$ 0.04

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2010	December 31, 2009

Assets
Cash and cash equivalents	$ 48,688	$ 133,250
Restricted cash	142,027	205,613
Accounts and bills receivable, net	199,970	204,906
Other current assets	301,750	326,397
Total Current Assets	692,435	870,166

Property and equipment, net	536,942	407,052
Prepaid lease payments for land use rights, non-current	33,752	33,321
Other non-current assets	67,933	83,855
Total Assets	$ 1,331,062	$ 1,394,394

Liabilities
Accounts payables	$ 176,379	$ 162,557
Borrowings due within one year (Note)	596,546	506,448
Other current liabilities	104,564	95,423
Total Current Liabilities	877,489	764,428

Borrowings due after one year	135,896	189,069
Other non-current liabilities	14,435	6,585
Total Liabilities	$ 1,027,820	$ 960,082

Total WSP Holdings Limited shareholders' equity	297,498	410,738
Non-controlling interests	5,744	23,574
Total equity	303,242	434,312
Total Liabilities and Equity	$ 1,331,062	$ 1,394,394

Note

The Company has reclassified $95.9 million of borrowings due after one year into borrowings due within one year, due to non-compliance with certain covenant (maintaining a debt to equity ratio) in a facility agreement with a bank. The breach of covenant has since been rectified.